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100 F Street, N.E.
Washington, D.C. 20549-6010	File No. 039215-0005

FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
James Rosenberg, Senior Assistant Chief Accountant
Alla Berenshteyn, Staff Attorney
Vanessa Robertson, Staff Accountant

Re:	Corvus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on January 4, 2016
CIK No. 0001626971

Ladies and Gentlemen:

On behalf of Corvus Pharmaceuticals, Inc. (the “Company” or “Corvus”), we are hereby supplementing the Company’s response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2015 relating to the draft Registration Statement on Form S-1 that the Company submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on November 6, 2015 (the “Draft Submission”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement on Form S-1 filed on January 4, 2016 (the “Registration Statement”), five of which have been marked to show changes from the amendment to the Draft Submission that the Company submitted on a confidential basis pursuant to the JOBS Act on December 10, 2015, as well as a copy of this letter.

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR omitting the confidential information contained in this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Fair Value, page 66

9.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate for the reasons set forth below. In addition, the Company respectfully advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Stock Option Grants

Since its inception on January 27, 2014, the Company has issued the following stock option grants:

Grant Date	Aggregate Number of Shares Issued or Issuable in the Grants	Exercise Price Per Share	Fair Value Per Share Estimate	Deemed Fair Value	Recorded Compensation Element
December 17, 2014	32,320	$0.28	$0.28	$0.28	$0	(1)
January 26, 2015	170,432	$0.28	$0.28	$0.28	$2,414	(2)
February 24, 2015	28,500	$0.28	$0.28	$0.28	$9,951	(2)
May 20, 2015	99,250	$0.28	$0.28	$3.32	$33,045	(2)
July 1, 2015	211,000	$0.28	$0.28	$3.32	$41,955	(2)
July 24, 2015	266,500	$0.28	$0.28	$3.32	$38,463	(2)
August 27, 2015	75,000	$0.28	$0.28	$4.65	$8,005	(2)
October 21, 2015	144,500	$4.65	$4.65	$9.68	*
November 12, 2015	5,000	$6.75	$6.75	$9.68	*
December 31, 2015**	150,000	$15.79	$15.79	$15.79	*

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

(1)                                 Represents compensation expense recorded in the Company’s financial statements for the year ended December 31, 2014.

(2)                                 Represents compensation expense recorded in the Company’s financial statements for the nine months ended September 30, 2015 and to be recorded in the Company’s financial statements for the year ended December 31, 2015.

*                                         Compensation expense for the stock grants dated October 21, 2015, November 12, 2015 and December 21, 2015 will be recorded in the Company’s financial statements for the year ended December 31, 2015.

**                                  On December 31, 2015, the Company’s board of directors also approved option grants to certain employees, officers and directors for an aggregate of 918,250 shares of the Company’s common stock with an exercise price equal to the final per share price to the public in the offering contemplated by the Registration Statement as determined upon pricing of the offering.

The shares subject to these option grants vest and become exercisable either (i) with respect to options for an aggregate of 950,002 shares granted to certain employees, as to 1/4th of the shares subject to the option on the first anniversary of the vesting commencement date, and thereafter as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the four-year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date; (ii) with respect to options for an aggregate of 12,500 shares granted to certain consultants, 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the four-year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date; (iii) with respect to an option for 10,000 shares granted to a consultant, 1/24th of the shares subject to the option on each monthly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the two-year anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date; (iv) with respect to 30,000 shares granted to Scott Morrison, a member of the board of directors of the Company, 1/3rd of the shares subject to the option on each yearly anniversary of the vesting commencement date, such that all shares subject to the option will be vested on the three-year anniversary of the vesting commencement date, subject to the holder continuing to be a member of the board of directors of the Company through such vesting date; or (v) with respect to an option for 160,000 shares granted to Richard Miller, Chief Executive Officer and a director of the Company, and an option for 20,000 shares granted to Leiv Lea, Chief Financial Officer of

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

the Company, 1/48th of the shares subject to the option on each monthly anniversary of the consummation of the Company’s Series B convertible preferred stock financing (September 16, 2015), such that all shares subject to the option will be vested on the four-year anniversary of such preferred stock financing, subject to the holder continuing to provide services to the Company through such vesting date.

The recipients of these option grants were employees, consultants or directors of the Company as of the date of grant. Other than the option grants to Dr. Miller, Mr. Lea and Mr. Morrison described above, option grants to purchase 113,773 shares granted to William Jones, Vice President of Pharmaceutical Development of the Company, and option grants to purchase 113,773 shares granted to Erik Verner, Vice President of Chemistry Research of the Company, no executive officers or directors of the Company received grants during this period. As noted above, on December 31, 2015 the Company’s board of directors approved option grants to purchase 918,250 shares of common stock that will be granted coincident with the offering, with an exercise price equal to the initial per share price to the public in the offering, and of these shares, 740,000 will be granted to executive officers and non-employee directors.

As set forth in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “MD&A”) on pages 66 and 67 of the Registration Statement, the Company recorded stock-based compensation expense related to options granted of $0, $0 and $142,000  for the periods from January 27, 2014 (inception) to December 31, 2014, from January 27, 2014 (inception) to September 30, 2014 and from January 1, 2015 to September 30, 2015, respectively. On a percentage basis, the recorded stock-based compensation expense for the nine months ended September 30, 2015 represents 0.56% of total comprehensive loss for such period.

Summary of Valuations and Options Granted

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants 2013 Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, the Company’s board of directors also considered numerous objective and subjective factors described on pages 67 and 68 of the Registration Statement, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

As described in greater detail in the MD&A, in determining the fair value of its common stock at various times, the Company utilized a combination of the probability-weighted expected return method (“PWERM”) and the option pricing method (“OPM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class. Under the OPM, shares are valued by hypothesizing a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the convertible preferred stock and common stock are inferred by analyzing these options. The OPM

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS
PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

is commonly applied following the estimation of an enterprise value in a merger or acquisition scenario.

A comparison of the fair value of the Company’s common stock as estimated by independent third party valuation reports from December 1, 2014 through December 31, 2015 is set forth below:

Date of Independent Third-Party Valuation Report	Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share
December 9, 2014	December 1, 2014	$0.28	N/A
October 20, 2015	June 10, 2015	$3.32	1,085.71%
September 23, 2015	September 16, 2015	$4.65	40.06%
December 31, 2015	November 9, 2015	$9.68	108.17%
December 31, 2015	December 31, 2015	$15.79	63.12%

December 2014 Fair Value Determination

In December 2014, the Company obtained an independent third-party valuation of the Company’s common stock as of December 1, 2014, and, based on its consideration of this valuation and the objective and subjective factors described on pages 67 and 68 of the Registration Statement, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.28 per share as of December 17, 2014. The independent third-party valuation used the current value method and the OPM, and applied a discount for lack of marketability of 45%, to establish the following values and assigned weighting:

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
Current Value Method	$0.00	67%	$0.00
Option Pricing Method	$0.85	33%	$0.28
Estimated Weighted Value	—	—	$0.28

At the time of each of the December 17, 2014, January 26, 2015, February 24, 2015, May 20, 2015, July 1, 2015, July 24, 2015 and August 27, 2015 stock options grants, the Company’s board of directors determined that the fair value of the Company’s common stock remained at

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS
PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

$0.28 per share as of the date of such grants and granted stock options effective as of each of those dates with an exercise price of $0.28 per share. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted on May 20, 2015, July 1, 2015 and July 24, 2015 as discussed below under the heading “—June 2015 Retrospective Fair Value Determination.”

June 2015 Retrospective Fair Value Determination

In October 2015, in advance of the proposed offering contemplated by the Registration Statement, the Company obtained an independent third-party valuation of the Company’s common stock as of June 10, 2015, the date of the closing of the second tranche of the Company’s Series A convertible preferred stock financing, which determined that the fair value of the Company’s common stock was $3.32 per share as of June 10, 2015 (the “June 2015 Retrospective Valuation”).

The June 2015 Retrospective Valuation used the market approach, which utilizes enterprise values calculated based on two scenarios, an initial public offering (“IPO”) and a merger or acquisition (“M&A”). For the IPO scenario, the June 2015 Retrospective Valuation estimated a pre-money IPO value of $185.0 million based on discussions with management and recent oncology-focused development stage biotechnology company IPOs and assuming the Company would have one compound in clinical trials at the time of the IPO. In addition, the June 2015 Retrospective Valuation estimated a term of 24 months to the consummation of the IPO and a 50% discount rate, which resulted in an enterprise value of $82.2 million. For the M&A scenario, the June 2015 Retrospective Valuation applied a multiple of 2.5x to the Company’s invested capital of $33.5 million. The June 2015 Retrospective Valuation then used OPM to estimate the corresponding value of the Company’s various equity securities. The June 2015 Retrospective Valuation also applied a 36% discount for lack of marketability.

Following the completion of the June 2015 Retrospective Valuation in October 2015, the Company reexamined the deemed fair value of its common stock associated with stock options granted on May 20, 2015, July 1, 2015 and July 24, 2015. The Company did not reexamine the deemed fair value of its common stock associated with stock option grants granted prior to May 20, 2015 for several reasons. First, at the time of the December 2014 stock option grants, while the Company had consummated the first tranche of its Series A Preferred Stock financing, the Company had not yet commenced its principal operations, had not yet entered into any licensing agreements and had not yet hired employees for several key positions. In addition, at the time of the January 2015 stock option grants, while the Company had entered into the licensing agreement with The Scripps Research Institute described on pages 95 and 96 of the Registration Statement, the Company had not yet validated the viability of the mouse hybridoma clone expressing an anti-human CD73 antibody it licensed pursuant to such agreement and could elect to cancel the agreement prior to making any payments. Furthermore, at the time of the February 2015 stock option grants, while the Company was in the process of equipping its research labs and negotiating the terms of the license agreement with Vernalis (R&D) Limited (“Vernalis”) described on page 95 of the Registration Statement, the Company had not yet completed research indicating that the compounds licensed from Vernalis would be suitable for oncology indications, was still validating the viability of the mouse hybridoma clone expressing

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS
PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

an anti-human CD73 antibody it licensed from The Scripps Research Institute and had not yet met the milestones required for the consummation of the second tranche of the Company’s Series A Preferred Stock financing. As a result, the Company believes using a deemed per share fair value of $0.28 as the basis for determining stock-based compensation in connection with its stock option grants in December 2014, January 2015 and February 2015 is reasonable and appropriate.

At the time of the May 2015 stock option grants, the Company had achieved or was close to achieving each of the milestones described in the previous paragraph. In addition, from May 20, 2015 to July 24, 2015, the Company’s operations and the market remained relatively stable with no material intervening events. As a result and in light of the June 2015 Retrospective Valuation, the Company determined that the deemed fair value of the Company’s common stock was $3.32 as of May 20, 2015, July 1, 2015 and July 24, 2015. The Company used this value to record stock-based compensation charges of $33,045, $41,955 and $38,463 for the May 20, 2015, July 1, 2015 and July 24, 2015 stock option grants, respectively, in its financial statements for the nine months ended September 30, 2015.

September 2015 Fair Value Determination

In September 2015, the Company obtained an independent third-party valuation of the Company’s common stock as of September 16, 2015, and, based on its consideration of this valuation and the objective and subjective factors described on pages 67 and 68 of the Registration Statement, the Company’s board of directors determined that the fair value of the Company’s common stock was $4.65 per share as of September 16, 2015 (the “September 2015 Valuation”).

The September 2015 Valuation used a hybrid PWERM, pursuant to which the value of the Company’s equity securities was calculated based on three scenarios, an IPO, an M&A event and a liquidation based on the Company’s present book value. The hybrid method was used because the timing for a liquidity event, such as an IPO, was considered to be determinable and a possible future event. For the IPO scenario, the September 2015 Valuation estimated a pre-money IPO value of $280.0 million based on discussions with management and the valuation of the Company used in its Series B convertible preferred stock financing round. In addition, the September 2015 Valuation estimated a term of six months to the consummation of the IPO and a 40% discount rate, which resulted in a present value of $14.05 per share for all equity securities of the Company. For the M&A scenario, the September 2015 Valuation used the valuation of the Company in its Series B convertible preferred stock financing round and then used OPM to estimate the corresponding value of the Company’s equity securities, which resulted in an estimated price of $4.52 per share of common stock (pre-marketability discount).

The September 2015 Valuation weighted the probability of the liquidation scenario as low given the Company’s cash balances. The probability of the M&A scenario was weighted higher than the IPO scenario given the several milestones required to be reached prior to the consummation of an IPO. The September 2015 Valuation applied a discount for lack of marketability of 28% as shown in the chart below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS
PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$14.05	25%	$3.513
M&A	$4.52	65%	$2.941
Liquidation	$0.00	10%	$0.000
Estimated Weighted Value	—	—	$6.45
Discount for Lack of Marketability	—	—	28%
Estimated Value			$4.65

Following the completion of the September 2015 Valuation, the Company reexamined the deemed fair value of its common stock associated with stock options granted on August 27, 2015. The Company did not reexamine the deemed fair value of its common stock associated with stock options granted prior to August 27, 2015 because at the time such stock options were granted, the Company had not received an acceptable term sheet from investors for the Company’s Series B Preferred Stock financing. At the time of the August 2015 stock option grants, the Company had received an acceptable term sheet and had continued to make progress in validating the compounds licensed from Vernalis for oncology indications. In addition, from August 27, 2015 to the date of the September 2015 Valuation, the Company’s operations and the market remained relatively stable with no material intervening events. As a result and in light of the September 2015 Valuation, the Company determined that the deemed fair value of the Company’s common stock was $4.65 as of August 27, 2015. The Company used this value to record a stock-based compensation charge of $8,005 for the August 27, 2015 stock option grants in its financial statements for the nine months ended September 30, 2015.

At the time of the October 21, 2015 stock option grants, the Company’s board of directors determined that the fair value of the Company’s common stock remained at $4.65 per share as of such grants, and the Company granted stock options effective as of that date with an exercise price of $4.65 per share. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted on October 21, 2015 as discussed below under the heading “—November 2015 Retrospective Fair Value Determination.”

November 2015 Fair Value Determination

In November 2015, the Company obtained an independent third-party valuation of the Company’s common stock as of November 9, 2015, and, based on its consideration of this valuation and the objective and subjective factors described on pages 67 and 68 of the Registration Statement, the Company’s board of directors determined that the fair value of the Company’s common stock was $6.75 per share as of November 9, 2015 (the “November 2015 Valuation”).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

The November 2015 Valuation used a hybrid PWERM, pursuant to which enterprise value was calculated based on three scenarios, an IPO, an M&A and a liquidation based on the Company’s present book value. For the IPO scenario, the November 2015 Valuation estimated a pre-money IPO value of $285.0 million based on discussions with management, recent oncology-focused development stage biotechnology company IPOs and the valuation of the Company used in its Series B convertible preferred stock financing round. In addition, the November 2015 Valuation estimated a term of four months to the consummation of the IPO and a 40% discount rate, which resulted in a present value of $15.31 per share for all equity securities of the Company. For the M&A scenario, the November 2015 Valuation applied a multiple of 1.5x to the Company’s invested capital of $108.5 million. The November 2015 Valuation then used the OPM to estimate the corresponding value of the Company’s various equity securities. The November 2015 Valuation estimated the common stock to have no value in a liquidation scenario given the convertible preferred stock liquidation preferences in the Company’s certificate of incorporation and the Company’s present book value.

The November 2015 Valuation weighted the probability of the liquidation scenario as low given the Company’s cash balances. The probability of the M&A scenario was weighted higher than the IPO scenario given the several milestones required to be reached prior to the consummation of an IPO and due to volatility in the public biotechnology market in the weeks preceding the valuation. The IPO valuation methodology assigned weighting was increased due to management’s expectation that a possible IPO exit event was more likely than it was as of the time of the previous valuation report. The November 2015 Valuation applied a discount for lack of marketability of 24% as shown in the chart below.

Valuation Methodology	Estimated Value	Assigned Weight	Estimated Weighted Value
IPO	$15.31	40%	$6.123
M&A	$5.51	50%	$2.757
Liquidation	$0.00	10%	$0.000
Estimated Weighted Value	—	—	$8.88
Discount for Lack of Marketability	—	—	24%
Estimated Value			$6.75

At the time of the November 12, 2015 stock option grants, the Company’s board of directors determined that the fair value of the Company’s common stock remained at $6.75 per share as of the date of such grants, and the Company’s board of directors granted stock options effective as of that date with an exercise price of $6.75 per share. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted on November 12, 2015 as discussed below under the heading “—November 2015 Retrospective Fair Value Determination.”

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

November 2015 Retrospective Fair Value Determination

In December 2015, following the Company’s receipt of feedback from potential investors during testing-the-waters meetings held by the Company in November 2015 and comments from the Staff on the Draft Submission on December 7, 2015, the Company obtained an update to the November 2015 Valuation, which determined that the fair value of the Company’s common stock was $9.68 per share as of November 9, 2015 (the “November 2015 Retrospective Valuation”).

The November 2015 Retrospective Valuation used the same methodology as the November 2015 Valuation. However, as a result of management’s expectation that a possible IPO exit event was more likely than it was as of the time of the November 2015 Valuation report due to the developments discussed in the previous paragraph, the IPO valuation methodology assigned weighting was reassessed. In particular, the November 2015 Retrospective Valuation increased the assigned weighting of an IPO scenario to 70%, decreased the assigned weighting of an M&A scenario to 25%. and decreased the assigned weighting of the liquidation scenario to 5%. The November 2015 Retrospective Valuation applied a discount for lack of marketability of 20%.

Following the completion of the November 2015 Retrospective Valuation in December 2015, the Company reexamined the deemed fair value of its common stock associated with stock options granted on October 21, 2015 and November 12, 2015. The Company did not reexamine the deemed fair value of its common stock associated with stock options granted prior to October 21, 2015 because at the time such stock options were granted, the Company had not yet completed its Series B Preferred Stock financing, which occurred in September 2015, and had not held an organizational meeting for its IPO. As a result, at the time of the stock options granted prior to October 21, 2015, the Company’s invested capital and the probability of an IPO were substantially lower. In addition, the Company had not yet entered into the collaboration agreement with Genentech, Inc. described on page 96 of the Registration Statement. At the time of the October 2015 stock option grants, the Company had achieved each of these milestones and, as a result and in light of the November Retrospective 2015 Valuation, the Company determined that the deemed fair value of the Company’s common stock was $9.68 as of October 21, 2015 and November 12, 2015. The Company will use this value to record a stock-based compensation charge for the October 21, 2015 and November 12, 2015 stock option grants in its financial statements for the year ended December 31, 2015.

December 2015 Fair Value Determination

In December 2015, the Company obtained an independent third-party valuation of the Company’s common stock as of December 31, 2015, and, based on its consideration of this valuation and the objective and subjective factors described on pages 67 and 68 of the Registration Statement, the Company’s board of directors determined that the fair value of the Company’s common stock was $15.79 per share as of December 31, 2015 (the “December 2015 Valuation”). The Company then granted stock options effective as of December 31, 2015 with an exercise price of $15.79 per share.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

The December 2015 Valuation used a hybrid PWERM, pursuant to which enterprise value was calculated based on three scenarios: an IPO, an M&A and a liquidation based on the Company’s present book value. For the IPO scenario, the December 2015 Valuation estimated a pre-money IPO value of $[***] million based on management’s discussions with investment banks and recent oncology-focused development stage biotechnology company IPOs. In addition, the December 2015 Valuation estimated a term of one month to the consummation of the IPO and a 35% discount rate, which resulted in a present value of $[***] per share for all equity securities of the Company. For the M&A scenario, the December 2015 Valuation applied a multiple of [***]x to the Company’s invested capital of $108.5 million. The December 2015 Valuation then used the OPM to estimate the corresponding value of the Company’s various equity securities. The December 2015 Valuation estimated the common stock to have no value in a liquidation scenario given the convertible preferred stock liquidation preferences in the Company’s certificate of incorporation and the Company’s present book value.

The December 2015 Valuation weighted the probability of the liquidation scenario as low given the Company’s cash balances. The probability of the IPO scenario was high given the anticipated public filing of the Registration Statement, and the probability of the M&A scenario was low given the likelihood of the IPO. The IPO valuation methodology assigned weighting was increased due to management’s expectation that a possible IPO exit event was more likely than it was as of the time of the previous valuation report. The December 2015 Valuation applied a discount for lack of marketability of 13% as shown in the chart below.

Valuation Methodology	Estimated Value	Assigned Weight		Estimated Weighted Value
IPO	$ [***]	[***]	%	$	[***]
M&A	$ [***]	[***]	%	$	[***]
Liquidation	$0.00	5%			$0.000
Estimated Weighted Value	—	—			$18.14
Discount for Lack of Marketability	—	—		13%
Estimated Value					$15.79

Following the completion of the December 2015 Valuation, the Company did not reexamine the deemed fair value of its common stock associated with stock options granted prior to December 31, 2015 for several reasons. First, following the November 2015 stock option grants, the Company held several testing-the-waters meetings with potential investors and received positive feedback from such investors despite recent volatility in the public biotechnology market. Second, on December 22, 2015, the Company received an indication from the Staff that there would be no further comments on the Draft Submission. Management believes that, as of the date of the December 2015 stock option grants, the foregoing factors have substantially increased the probability of an IPO being consummated in a timely manner and the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.

potential valuation of the Company in an IPO. As a result, the Company believes using a deemed per share fair value of $9.68 as the basis for determining stock-based compensation in connection with its stock option grants in October 2015 and November 2015 is reasonable and appropriate.

Preliminary Assumed IPO Price

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, midpoint and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-end		Midpoint		High-end
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

Comparison of IPO Price Range and Estimated Fair Value

The Company notes that, as is typical in initial public offerings, the estimated Preliminary IPO Price Range was not derived using a formal valuation of fair value, but was determined by discussion between the Company and the underwriters. With regard to the December 31, 2015 stock option grants, the primary factor that accounts for the increase in the Preliminary IPO Price Range over the December 2015 Valuation is the difference in valuation methodology.  The valuation methodology used by the underwriters is based on quantitative and qualitative factors, which differ from the methodologies of the Company’s valuation specialists for the valuation reports.  In particular, because the hybrid PWERM utilizes a probability-weighted approach, the resulting fair value per share reflects the potential for alternative events, which inherently decreases the fair value per share due to the combination of (i) operating scenarios other than an IPO, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. In contrast, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) nor discounted for a lack of marketability.  Notably, the estimated fair value per share of the Company’s common stock in the IPO scenario of the December 2015 Valuation ($[***]) is consistent with the Preliminary Assumed IPO Price.

Conclusion

In light of the factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

We hope the foregoing information is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3063 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings, Esq.
of LATHAM & WATKINS LLP

cc:                                Richard A. Miller, Corvus Pharmaceuticals, Inc.

Leiv Lea, Corvus Pharmaceuticals, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Kathleen M. Wells, Esq., Latham & Watkins LLP

Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CORVUS PHARMACEUTICALS, INC. WITH RESPECT TO THIS LETTER.